Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed
pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Filing Person: Sonic Solutions
Commission File No.: 000-23190

Subject Company: DivX, Inc.
Commission File No.: 001-33029

SONIC


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

Powering the Digital Media Ecosystem

Dave Habiger, CEO and President

August 10, 2010

ROXIO

Disclaimer

Cautionary Note Regarding Forward-Looking Statements:

This presentation includes statements about future economic performance, finances, expectations, plans and prospects of Sonic Solutions and DivX, both individually and on a consolidated basis, that constitute forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those expressed in or suggested by such statements. For further information regarding cautionary statements and factors affecting future results of Sonic Solutions, please refer to the most recent Annual Report on Form 10-K, Quarterly Reports on Form 10-Q filed subsequent to the Annual Report and other documents filed by Sonic Solutions with the Securities Exchange Commission ("SEC") and, in the case of DivX, please refer to its Annual Report for the year ended December 31, 2009 posted on its website at www.divx.com. Neither Sonic Solutions nor DivX undertakes any obligation to update or revise publicly any forward-looking statement whether as a result of new information, future developments or otherwise.

This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs, plans or expectations, are forward-looking statements. These statements are based on Sonic Solutions's or DivX's current plans, estimates and expectations. Some forward-looking statements may be identified by use of terms such as "believe," "anticipate," "intend," "expect," "project," "plan," "may," "should," "could," "will," "estimate," "predict," "potential," "continue," and similar words, terms or statements of a future or forward-looking nature. In light of the inherent risks and uncertainties in all forward-looking statements, the inclusion of such statements in this presentation should not be considered as a representation by Sonic Solutions, DivX or any other person that Sonic Solutions's or DivX's objectives or plans, both individually and on a consolidated basis, will be achieved. A non-exclusive list of important factors that could cause actual results to differ materially from those in such forward-looking statements includes various factors set forth, in the case of Sonic Solutions, in its recent reports on Form 10-K, Form 10-Q and other documents of Sonic Solutions on file with the SEC and, in the case of DivX, in its 10-Q for the first quarter ended March 31, 2010 and its Annual Report for the year ended December 31, 2009 posted on its website at www.divx.com.

Risks and uncertainties relating to the proposed amalgamation include the risks that: (1) the parties will not obtain the requisite shareholder or regulatory approvals for the transaction; (2) the anticipated benefits of the transaction will not be realized; (3) the parties may not be able to retain key personnel; (4) the conditions to the closing of the proposed amalgamation may not be satisfied or waived; and (5) the outcome of any legal proceedings to the extent initiated against Sonic Solutions or DivX or its respective directors and officers following the announcement of the proposed amalgamation is uncertain. These risks, as well as other risks of the combined company and its subsidiaries may be different from what the companies expect and each party's management may respond differently to any of the aforementioned factors. These risks, as well as other risks associated with the amalgamation, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Sonic Solutions with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made.

Additional Information about the Proposed Amalgamation and Where to Find It:

This material relates to a proposed amalgamation between Sonic Solutions and DivX that will become the subject of a registration statement, which will include a joint proxy statement/prospectus, to be filed by Sonic Solutions with the SEC. This material is not a substitute for the joint proxy statement/prospectus that Sonic Solutions will file with the SEC or any other document that Sonic Solutions may file with the SEC or Sonic Solutions or DivX may send to its shareholders in connection with the proposed amalgamation. **INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC OR SENT TO SHAREHOLDERS, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT ON FORM S-4, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED AMALGAMATION.**

Sonic is:

Personal Content

~$85M


roxio
creator
PRO
roxio
toast 10
TITANIUM

- Leading consumer media software
- OEM, retail, and direct channels
- Strong brand – "Roxio"

Source: NPD Data, June 2010

Premium Content

~$15M


BLOCKBUSTER
ROXIO NOW
BEST BUY

- Paradigm shift to web delivery
- Enable "storefront partners"
- Establish the RoxioNow Locker

Divx is:

The Divx Ecosystem

~$70M





PC Software

Video Content



CE Devices

- 500 million software downloads
- 300 million CE devices
- High efficiency encoders/players
- Hollywood approved DRM

Enabling Video Technology

~$20M

Codec by™ MAIN CONCEPT



DIVX TV

- Enterprise video platform
- H.264 experts
- Powering leading video companies
- An entire CE services platform

Sonic will be...

ROXIO NOW

- 300 Million DivX CE devices
- CE execution capability
- Stimulate consumer/retailer demand for Divx

DIVX

Divx Ecosystem

- Speed up CE adoption of RoxioNow with DivX-TV platform
- Stimulate retailer demand for DivX-TV

DIVX TV

- Massive online community (1.8 billion impressions/year!)
- Best in class software to improve user experience

DIVX

Software Distribution

ROXIO


creator
toast 10

- "Industrial strength" tools & technology
- Sonic's pre-eminent position in DVD authoring

MAIN CONCEPT The Codec People

Enterprise Licensing

Merger Update

Structure	• Acquisition of DivX by Sonic
Terms	• Cash & Stock - Cash: $3.75 per Divx share [almost all of Divx's cash] - Stock: 0.514 shares of SNIC per DIVX share
Contingencies	• Regulatory approvals — HSR period concluded — SEC review underway • Shareholder approvals • Customary closing conditions
Expected Closing	• 2nd half September – 1st half October, 2010
Management	• Current Sonic management, augmented with key DivX managers • 2 additional board members from DivX board to be named later

Premium Content Landscape

- Internet delivery is here (almost)
- Studios want it
- Consumers want it
- Sonic will benefit



The Movie Download Opportunity


Domestic Home Video Transactions
Millions of Transactions
3500
3000
2500
2000
1500
1000
500
0
2007
2008
2009
2010
2011
2012
A $50 Billion Industry in Transition
5-Year CAGR: 114%
Sonic will capture share as digital distribution expands
Combined Disc Sales
Digital

Source: Morgan Stanley estimates, Mar 2010

Studio Wish List

- Get closer to the customer
  - a good thing in any business
- Recapture the rental surplus
  - profit currently goes to rental co.'s (per "first sale")



Rental Surplus

Rental Surplus
(from three major North American rental companies)
($ millions)

Total worldwide estimate:

$20 Billion per year

	2007	2008	2009
Rental Revenues	[illegible]	[illegible]	$6,506
Cost of Revenues	$3,209	$3,390	$3,180
Rental Gross Profit	$3,320	$3,387	$3,326

Sources: Screen Digest and company estimates

The Vision of the Locker

ROXIO NOW™

DIVX™

Digital Locker

Sonic's Premium Content Strategy:
Storefront Partners Drive Adoption

(Ramping to 30 million devices in 2011)


ROXIO NOW
PCs/Macs
Connected TVs
DVRs/STBs/DMAs
BD Players
Mobile devices

Our Premium Content Strategy is
Accelerated, Enhanced & Expanded with Divx

>300 million devices + expanded services


PC, Macs
PS3
DVRs/STBs/DMAs
BD Players
Mobile devices
Connected TVs w. Digital services
Picasa
LGF
Walt Disney Pictures
SONY PICTURES
DivX TV
POWERED BY ROXIO NOW
twitter
Revision3
Rhapsody
BEST BUY
BLOCKBUSTER

Premium Content Model

Devices → Active Users → Content Purchase







Model Components

Stores on Connected Devices		User Activation		Purchase Behavior	
3 million	6/10	3 %	12/09	< 1 per month	9/09
30 million	6/11	3 - 5 %	5/10	1 per month	5/10
60 - 100 million	6/12	10 - 20%	6/12	1 - 3 per month	6/12

Drivers

- Trend to connected devices
- Partner influence

- Brand recognition
- Point-of-Sale programs

- Purchase convenience
- Pricing
- Locker ubiquity

Source: Company estimates, June 2010

Premium Content Scenarios

	FY 2012 Premium Content Scenarios (in millions)		
	Low	Mid	High
Devices (Cumulative end-of-period)	47.9	60.8	75.0
Transactions (total in FY)	22.4	51.8	58.3
Prem. Content Transaction Revenue*	$46.9	$110.3	$170.3
Other Prem. Content Revenue	$42.9	$45.2	$45.2
Total Prem. Content Revenue	$89.8	$155.5	$215.5
Total Prem. Content Gross Profit	$30.0	$42.8	$49.7

* Assumes 67% net; 33% "Register Ring" in Low and Mid scenarios; 50%/50% split in High scenario

Source: Company estimates, August 2010

FY 2012 Model

Pro Forma Modeling Under Different Scenarios Showing Accretion (in millions except per share data)

	FY 2012 Premium Content Scenarios		
	Low	Mid	High
Devices (Cumulative end-of-period)	47.9	60.8	75.0
Transactions (total in FY)	22.4	51.8	58.3
Prem. Content Transaction Revenue*	$46.9	$110.3	$170.3
Other Prem. Content Revenue	$42.9	$45.2	$45.2
Total Prem. Content Revenue	$89.8	$155.5	$215.5
Personal Content Revenue	$93.0	$93.0	$93.0
Total Sonic Revenue	$182.8	$248.5	$308.5
Non-GAAP Earnings per Share**	$0.23	$0.46	$0.59
DivX Revenue***	$84.7	$84.7	$94.3
Total Combined Revenue	$267.6	$333.2	$402.8
Non-GAAP Earnings per Share**	$0.44	$0.59	$0.78

* Assumes 67% net; 33% "Register Ring" in Low and Mid scenarios; 50%/50% split in High scenario

** Adjusted for (i) Purchase Accounting Non-Cash Charges and (ii) Stock Comp.

***Thomson Reuters FirstCall Analyst Average Estimate as of June 1, 2010

Source: Thomson Reuters FirstCall and company estimates, June 2010


DIGITAL MEDIA
FROM
HOLLYWOOD
TO HOME

Thank You